Decarbonization Plus Acquisition Corporation III

2744 Sand Hill Road, Suite 100

Menlo Park, CA 94025

November 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Sergio Chinos

Re:	Decarbonization Plus Acquisition Corporation III

Registration Statement on Form S-4, as amended

Filed August 10, 2021

File No. 333-258681

Dear Mr. Chinos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Decarbonization Plus Acquisition Corporation III (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on November 10, 2021, or as soon as thereafter practicable.

Very truly yours,

Decarbonization Plus Acquisition Corporation III

/s/ Peter Haskopoulos
Peter Haskopoulos
Chief Financial Officer, Chief Accounting Officer and Secretary

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

Douglas Campbell, Solid Power, Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati, P.C.